PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 11

COMPUTATION OF PER SHARE EARNINGS
(Unaudited; in millions except per share data)

	Three Months Ended
	March 31,
	2004	2003
Income (loss) before cumulative effect of accounting change	$185.7	(23.4)
Cumulative effect of accounting change (1)	—	8.4

Net income (loss)	$185.7	(15.0)
Preferred stock dividends	(3.4)	(3.4)

Net income (loss) applicable to common shares	$182.3	(18.4)

Basic:
Average number of common shares outstanding	91.7	88.6
Diluted:
Average number of common shares outstanding	91.7	88.6
Common stock equivalents - stock options	1.6	—
Common stock equivalents - restricted stock	0.4	0.4
Conversion of mandatory convertible preferred stock	4.2	5.0

Diluted average number of common shares outstanding (2)	97.9	94.0

Basic earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$1.99	(0.30)
Cumulative effect of accounting change (1)	—	0.09

Basic earnings (loss) per share	$1.99	(0.21)

Diluted earnings (loss) per share:
Income (loss) before cumulative effect of accounting change	$1.90	(0.30)
Cumulative effect of accounting change (1)	—	0.09

Diluted earnings (loss) per share (2)	$1.90	(0.21)

(1)	The three months ended March 31, 2003, included adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

(2)	The incremental shares associated with restricted stock and the assumed conversion of the mandatory convertible preferred shares to common shares were excluded from the diluted loss per share calculation for the quarter ended March 31, 2003, as their impact would have been anti-dilutive.